Mail Stop 7010

January 13, 2006


Mr. Dale A. Schnittjer
Teledyne Technologies Incorporated
12333 West Olympic Boulevard
Los Angeles, CA 90064-1021


	RE:	Teledyne Technologies Incorporated
      Form 10-K for the year ended January 2, 2005
		Filed March 2, 2005
      File #1-15295


Dear Mr. Schnittjer:

      We have reviewed your response letter dated January 9, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended January 2, 2005

Critical Accounting Policies, page 46
1. We note in your response to our prior comment two that you believe that a discussion of the potential impact of changes in your assumptions can be determined by reference to other sections of your
Form 10-K. Please note that the critical accounting policy section should include a full discussion of the impact of your assumptions on a stand alone basis. Cross referencing to other sections in your document may inhibit transparency. Therefore, please revise your disclosure appropriately and provide us with a draft of such disclosure on a supplemental basis.



Goodwill and Acquired Intangible Assets, page 69
2. We note your response to our prior comment five. However, it is unclear to us whether you considered the notion of implied fair value of goodwill in your accounting policy. Please confirm to us that your policy complies with the appropriate guidance of SFAS 142.
In
addition, please revise your disclosure appropriately and provide us with a draft of such disclosure on a supplemental basis.
3. We note your response to our prior comment six. Please provide us with a more comprehensive and detailed explanation of each factor you considered in determining that the components of your operating segments could be aggregated. Reference paragraph 30 of SFAS 142 and
EITF Topic D-101.
4. We have reviewed the roll-forward of goodwill that you propose to present in future filings. Please note that changes in goodwill due to acquisitions should be separately presented from changes due to purchase accounting adjustments. Please revise accordingly and provide us with a new draft of your proposed disclosure on a supplemental basis. Reference Illustration 1 in Appendix C of SFAS
142.

*    *    *    *

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.



      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.
      .


							Sincerely,



							John Cash
							Accounting Branch Chief



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Mr. Dale A. Schnittjer
Teledyne Technologies Incorporated
January 13, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE